FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2004


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                              Athens 18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]    Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes     No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by Excel Maritime Carriers Ltd. (the "Company") on October 29, 2004, announcing the resignation of Gabriel Panayotides as President and Chief Executive Officer of the Company and the appointment of Christopher J. Georgakis as President and Chief Executive Officer, effective November 1, 2004.

ADDITIONAL INFORMATION

            None.

Exhibit 1


NEWS RELEASE for October 28, 2004, at 5:30 PM EDT
-------------------------------------------------
Contact:    Michael Mason (investors)             Len Hall (media)
            Allen & Caron Inc                     Allen & Caron Inc
            212-691-8087                          949-474-4300
            michaelm@allencaron.com               len@allencaron.com


                 EXCEL MARITIME CARRIERS APPOINTS
                   CHRISTOPHER GEORGAKIS AS ITS
               PRESIDENT & CHIEF EXECUTIVE OFFICER

HAMILTON, BERMUDA (October 28, 2004) ... Excel Maritime Carriers Ltd. (Amex:EXM) announced today that it has appointed Christopher J. Georgakis as President and Chief Exective Officer effective November 1, 2004. Mr. Georgakis succeeds Mr. Gabriel Panayotides, who is expected to remain as the Company's Chairman of the Board.

     Mr. Georgakis has two decades of shipping experience, with a concentration in dry bulk shipping, and joins Excel Maritime following 6 years with privately owned, London-based Sea Challenger Maritime Ltd., a subsidiary of Belmont Shipping Ltd.

About Excel Maritime Carriers Ltd
---------------------------------

     Excel Maritime Carriers Ltd. is an owner and operator of dry bulk carriers and a provider of worldwide sea borne transportation services for dry bulk cargo. The Company was incorporated in 1988 under the laws of Liberia.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  October 29, 2004                 By:/s/ Gabriel Panayotides
                                            ----------------------------
                                                Gabriel Panayotides
                                                President and
                                                Chief Executive Officer




02545.0001 #521957